                                                                  EXHIBIT (4)(b)

                           AIG LIFE INSURANCE COMPANY

                                   ENDORSEMENT
                               CANCELLATION OPTION

This Endorsement has been added to and made a part of the Contract to which it is attached.

The Owner of the Annuity Contract may cancel the Annuity Contract within [six
(6) months] of the Annuity Contract Date. Such cancellation benefit shall be paid in a lump sum and shall be due upon Our receipt of a proper request for implementation of this option, mailed or delivered to Us at an address We designate. Should the Owner die during the cancellation period, the Annuitant will have the right to exercise this option for the remainder of the cancellation period and would receive the lump sum payment if the cancellation option is used.

This Endorsement may also be invoked in the event that the Annuitant or the Joint Annuitant, if any, dies within [six (6) months] of the Annuity Contract Date. The benefit in consideration for a death shall be due and payable once We receive a notification of death acceptable to Us. No residual benefit shall remain once this option has been exercised or death benefit has been paid, and any such payment shall fully discharge Us from any further liability.

The amount of the lump sum benefit, payable for an optional exercise of an Owner's rights under this Endorsement, will equal the present value of the remaining Annuity Benefits under the Type of Annuity specified in the Contract Schedule. This present value will be determined by using Our then current annuity purchase rates, established in accordance with the Annuity Purchase Rate section of the Contract; provided, however, that the interest rate used in the calculation will never be more than three percent (3.0%) more or less than the interest rate used initially in calculating the Annuity Benefit at the Annuity Contract Date.

In the event of a qualifying death of an Annuitant, the amount of the lump sum benefit, payable to the Owner, if living, or if not, to the Beneficiary, will be the Premium remitted in consideration for the Annuity Benefit, reduced by:

1. any applicable state premium taxes and expenses; and,
2. any payments which have already been made by Us.

The lump sum benefit amount, as calculated under this Endorsement, may increase or decrease in accordance with the methodology as described herein.

[We reserve the right to charge a fee for cancellations, which will be deducted from the lump sum payment at the time a cancellation is effected. Such fee will be shown on the Contract Schedule as the Surrender Fee.]

The effective date of this Endorsement is the Annuity Contract Date.

                     SIGNED AT THE HOME OFFICE ON THE ANNUITY CONTRACT EFFECTIVE


                                                /s/ RODNEY O. MARTIN JR.
                                                --------------------------------
                                                President

16EICI0403UT